[Reference Translation]
October 27, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Effect of Floods in Thailand as of October 27, 2011

   Toyota Motor Corporation (TMC) sends its sincerest condolences to all those affected by the recent catastrophic flooding in Thailand. TMC announces the current effects of floods in Thailand on TMC’s operations as below.

1 Production in Japan

   Due to delays in parts-supply, TMC will continue to adjust utilization hours at its plants in Japan on Saturday, October 29 and from Monday, October 31 to Saturday, November 5 based on then-current parts-supply conditions.

2 Production outside Japan

   TMC’s subsidiary in Thailand, Toyota Motor Thailand Co., Ltd. (TMT) produces vehicles at its Samrong, Gateway, and Ban Pho plants. Due to delays in parts-supply, a production halt at TMT’s three plants in Thailand will remain in place on Saturday, October 29 and for the week beginning Monday, October 31. As of the date of this notice, the recent flooding has had no direct impact on the three plants or their employees.
   Due to delays in parts-supply, utilization levels at TMC-affiliated plants in Asia other than Thailand will be adjusted for the week beginning Monday, October 31.
   In addition, due to possible delays in parts-supply, plants in North America will adjust utilization hours on Saturday, October 29 and for the week beginning on Monday, October 31, and plants in South Africa will adjust utilization hours for the week beginning on Monday, October 31.

   Regarding production in countries and regions other than those discussed above, TMC is currently inspecting and confirming the effects of the floods.
   Decisions regarding adjustments, if any, to production both within and outside Japan after Monday, November 7 will be based on a close observation of the situation as it develops.

   TMC is continuing to work closely with its parts-supplier and is putting forth effort to restore production as quickly as possible. The effects of the floods on TMC’s financial performance are yet to be assessed. Should any material impacts be anticipated, TMC will make a further announcement in a prompt manner.